Exhibit 12

WMS INDUSTRIES INC.

Computation of Ratio of Earnings to Fixed Charges

					(in thousands except ratio information)
	Fiscal Year Ended June 30,
									Nine Months
									Ended
	2000		2001		2002		2003	2004	March 31, 2005
Earnings
Pre-tax income (loss) from continuing operations	$71,438		$49,987		$15,450		$(15,031)	$(3,033)	$19,276

Add back fixed charges:

Fixed charges	449		605		589		711	4,482	3,700

Earnings (loss)	$71,887		$50,592		$16,039		$(14,320)	$1,449	$22,976

Fixed Charges
Interest expense, including expense amortization	$—		$—		$—		$44	$3,798	$2,964

Interest portion of rent expense	449		605		589		667	684	736

Total Fixed Charges	$449		$605		$589		$711	$4,482	$3,700

Ratio of Earnings to Fixed Charges	160.1	x	83.6	x	27.2	x	(1)	(1)	6.2	x

(1) Our earnings were inadequate to cover fixed charges for the year ended June 30, 2003 by approximately $15.0 million and for the year ended June 30, 2004 by approximately $3.0 million.